

Mail Stop 3561

February 16, 2018

Via E-mail
Mr. Joseph K. Vanderstelt
Chief Financial Officer and Treasurer
Craft Brew Alliance, Inc.
929 North Russell Street
Portland, Oregon 97227

> **Re: Craft Brew Alliance, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 0-26542**

Dear Mr. Vanderstelt:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Our decision to close our review of your filings was based on a variety of factors, and should not be interpreted as concurrence with all of the conclusions expressed by the company and its management in correspondence with the staff.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and
Mining